As filed with the Securities and Exchange Commission on May 2, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

United Therapeutics Corporation

(Exact name of registrant as specified in its charter)

Delaware	2834	52-1984749
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1040 Spring Street

Silver Spring, MD  20910
(301) 608-9292

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Martine A. Rothblatt

Chairman and Chief Executive Officer

United Therapeutics Corporation

1040 Spring Street

Silver Spring, MD  20910
(301) 608-9292

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen I. Glover, Esq.	John S. Hess, Jr.
Gibson, Dunn & Crutcher LLP	Vice President and Associate General Counsel
1050 Connecticut Avenue, N.W.	United Therapeutics Corporation
Washington, D.C. 20036	1735 Connecticut Avenue, N.W.
(202) 955-8500	Washington, D.C. 20009
(202) 483-7000

Approximate date of commencement of proposed sale of the securities to the public:

From time to time after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer ☐
Non-accelerated filer ☐	(do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, par value $0.01 per share (3)	$50,000,000	—	$50,000,000	$5,805

(1)          The registration fee was computed pursuant to Rule 457(o) under the Securities Act based on the maximum aggregate offering price.

(2)          Omitted pursuant to Rule 457(o).

(3)          Pursuant to the First Amended and Restated Rights Agreement between the Registrant and The Bank of New York Mellon as Rights Agent, dated as of June 30, 2008, Preferred Stock Purchase Rights are attached to and trade with the common stock.  Value attributed to such Preferred Stock Purchase Rights, if any, is reflected in the market price of the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 2, 2011

Prospectus

United Therapeutics Corporation

$50,000,000 of Common Stock

This prospectus relates to $50,000,000 of common stock that we may offer and issue from time to time in connection with future acquisitions of other businesses, assets or securities by us or our subsidiaries.

We will determine the amount and type of consideration to be offered and the other specific terms of each acquisition following negotiation by us or our subsidiaries with the owners or controlling persons of the businesses, assets or securities to be acquired. The consideration for any such acquisition may consist of shares of our common stock or a combination of common stock, cash, notes, other securities or assumption of liabilities. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We expect that the shares of common stock issued in connection with these transactions will be valued at a price reasonably related to the market value of our common stock either at the time an agreement is reached regarding the terms of the acquisition, at the time we issue the shares, or during some other negotiated period.

We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “UTHR.” On April 29, 2011, the reported last sale price for the common stock on the NASDAQ Global Select Market was $66.96 per share.

Investing in our common stock involves risk. You should carefully consider the “Risk Factors” beginning on page 4 in determining whether to accept stock as all or part of the purchase price for our acquisition of your business, securities or other assets.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 2, 2011.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus.  We will provide, without charge, a copy of any or all of the documents incorporated by reference in this prospectus.  Direct your request for copies to United Therapeutics Corporation, 1040 Spring Street, Silver Spring, Maryland 20910, Attn: Investor Relations, telephone (301) 608-9292.  To obtain timely delivery, you must request the information no later than five business days before the date that you must make your investment decision.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement on Form S-4 that we filed with the Securities and Exchange Commission (the Commission).  Under this shelf registration process, we may, from time to time, offer and issue up to $50,000,000 of common stock in connection with future acquisitions of other businesses, assets or securities.  This prospectus provides a general description of the common stock that we may offer and issue.  We may add, update or change the information contained in this prospectus by means of one or more prospectus supplements.  Before investing in the common stock, you should carefully review both this prospectus and any accompanying prospectus supplement, together with additional information described under the heading “Where You Can Find More Information”.

You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any person to provide information or make any representation about this offering that is not in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is prohibited. Information in this prospectus is correct only as of its date, regardless of when any later offer or sale occurs.

UNITED THERAPEUTICS CORPORATION

We are a biotechnology company focused on the development and commercialization of unique products to address the unmet medical needs of patients with chronic and life-threatening conditions.

Our key therapeutic products and product candidates are:

•                  Prostacyclin Analogues: Prostacyclin analogues are stable synthetic forms of prostacyclin, an important molecule produced by the body that has powerful effects on blood vessel health and function. Our lead product is Remodulin® (treprostinil) Injection (Remodulin) to be administered subcutaneously or intravenously for the treatment of pulmonary arterial hypertension (PAH). The United States Food and Drug Administration (FDA) initially approved Remodulin in 2002 for subcutaneous (under the skin) administration. Subsequently, the FDA broadened its approval of Remodulin for intravenous (in the vein) use and for the treatment of patients who require transition from Flolan®. In addition to the United States, Remodulin is approved in many other countries, primarily for subcutaneous use. In July 2009, the FDA approved Tyvaso® (treprostinil) Inhalation Solution (Tyvaso), an inhaled prostacyclin therapy for the treatment of PAH. We commenced commercial sales of Tyvaso in the third quarter of 2009. Our oral tablet of treprostinil diethanolamine is in the later stages of development. Our subsidiary, Lung Rx, LLC, is separately developing modified release beraprost (beraprost-MR), another type of oral prostacyclin analogue, for the treatment of PAH;

•                  Phosphodiesterase Type 5 (PDE-5) Inhibitors: PDE-5 inhibitors act to inhibit the degradation of cyclic guanosine monophosphate (cGMP) in cells. cGMP is activated by nitric oxide (NO) to signal relaxation of vascular smooth muscle. Our PDE-5 inhibitor product is Adcirca® (tadalafil) tablets (Adcirca), a once-daily oral therapy for the treatment of PAH. We acquired certain exclusive commercialization rights to Adcirca from Eli Lilly and Company (Lilly) in 2008. In May 2009, the FDA approved Adcirca for the treatment of PAH. We commenced commercial sales of Adcirca in the third quarter of 2009;

•                  Monoclonal Antibodies (MAb): MAb act by targeting tumor-associated antigens on cancer cells to activate a patient’s immune system against the cancer cells. We are developing the antibody Ch14.18 MAb for the treatment of neuroblastoma, under an agreement with the National Cancer Institute. We are also developing another antibody, 8H9 MAb, for the treatment of metastatic brain cancer, under an agreement with Memorial Sloan-Kettering Cancer Center; and

•                  Glycobiology Antiviral Agents: Glycobiology antiviral agents are a novel class of small, sugar-like molecules that have shown pre-clinical indications of efficacy against a broad range of viruses.

We devote most of our research and development resources to developing these key products and product candidates.

We generate revenues primarily from the sale of Remodulin, Tyvaso and Adcirca (which we refer to as our commercial products). Our sales and marketing staff supports the availability of our commercial products in the countries in which they are approved. These efforts are supplemented by our specialty pharmaceutical distributors in the United States and our other distributors internationally.

For more information about our business, please refer to the “Business” section in our most recent Annual Report on Form 10-K filed with the Commission and incorporated by reference in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our most recent Annual Report on Form 10-K and all subsequent Quarterly Reports on Form 10-Q filed with the Commission and incorporated by reference in this prospectus.

We were formed as a Delaware corporation in June 1996. Our principal executive offices are located at 1040 Spring Street, Silver Spring, Maryland 20910. Our telephone number is (301) 608-9292.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to “United Therapeutics” and to the “Company,” “we,” “us,” or “our” are to United Therapeutics Corporation and its subsidiaries.

RISK FACTORS

You should consider carefully the following risks and the risks described in any documents incorporated by reference herein, including our most recent annual and quarterly reports, before you accept our common stock as all or part of the purchase price for our acquisition of your business, securities or assets. Our business is influenced by many factors that are difficult to predict and beyond our control and that involve uncertainties that may materially affect our results of operations, financial condition or cash flows, or the value of our securities.  If any one or more of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In addition, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. These risks are described in detail below or in the documents incorporated by reference herein, including our most recent annual and quarterly reports.

Risks Related to Our Business

We rely heavily on sales of Remodulin and Tyvaso to produce revenues.

During the three months ended March 31, 2011, net Remodulin and Tyvaso sales accounted for 62 percent and 29 percent of our total revenues, respectively. A wide variety of events, many of which are described in other risk factors below, could cause sales of Remodulin and/or Tyvaso to decline. For instance, if regulatory approvals for either of these products were withdrawn, we would be unable to sell the product and our business could be jeopardized. Any substantial change in the prescribing practices or dosing patterns of patients using Remodulin or Tyvaso due to combination therapy, side effects, adverse events, death or any other reasons, could decrease related revenues. In addition, we rely on third parties to produce, market, distribute and sell Remodulin and Tyvaso. The inability of any one of these third parties to perform these functions, or the failure of these parties to perform successfully, could negatively affect our revenues. We are also increasingly internalizing elements of our production process, and any failure to manage our internal production processes could result in an inability to meet demand. Because we are highly dependent on sales of Remodulin and Tyvaso, any reduction in sales of either or both of these products would have a negative and possibly material adverse impact on our operations.

If our products fail in clinical trials, we will be unable to obtain or maintain FDA and international regulatory approvals and will be unable to sell those products.

To obtain regulatory approvals from the FDA and international regulatory agencies such as the European Medicines Agency (EMA), we must conduct clinical trials demonstrating that our products are safe and effective. In the past, several of our product candidates failed or were discontinued at various stages in the development process. In addition, we may need to amend ongoing trials or the FDA and/or international regulatory agencies may require us to perform additional trials beyond those we planned. Such occurrences could result in significant delays and additional costs, and related clinical trials may be unsuccessful. In November 2008, we reported that our FREEDOM-C Phase III clinical trial of oral treprostinil did not achieve statistical significance for its primary endpoint. Because we have amended the protocol for our FREEDOM-M Phase III clinical trial and are conducting an additional Phase III clinical trial, FREEDOM-C(2), we do not anticipate filing a New Drug Application (NDA) for oral treprostinil prior to 2012. We expect to announce the results of the FREEDOM-M and FREEDOM-C(2) trials in June 2011 and September 2011, respectively. As with all clinical trials, there is a risk that FREEDOM-M and FREEDOM-C(2) may not be successful. In addition, upon filing an NDA, we could be subject to additional delays if the FDA determines that it cannot approve the NDA as submitted. In such case, the FDA would issue a complete response letter outlining the deficiencies in the submission, and the FDA may require substantial additional testing or information in order to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA would then issue an approval letter. We may fail to address any such deficiencies adequately, in which case we would be unable to obtain FDA approval to market a given product candidate.

The length of time that it takes for us to complete clinical trials and obtain regulatory approval for marketing varies by product, product use and country. Furthermore, we cannot predict with certainty the length of time it will take to complete necessary clinical trials or obtain regulatory approval of our future products.

Our clinical trials may be discontinued, delayed or disqualified for various reasons. These reasons include:

•	The drug is ineffective, or physicians believe that the drug is ineffective;

•	Patients do not enroll in our studies at the rate we expect;

•	Ongoing or new clinical trials conducted by drug companies in addition to our own clinical trials reduce the number of patients available for our trials;

•	Patients experience severe side effects during treatment;

•	Other investigational or approved therapies are viewed as more effective or convenient by physicians or patients;

•	Our clinical trial sites or our contracted clinical trial administrators do not adhere to trial protocols and required quality controls, particularly as clinical trials expand into new territories;

•	Our trials do not comply with applicable regulations or guidelines;

•	We do not pass inspections by regulatory agencies;

•	Patients die during our trials because of an adverse event related to the trial drug, their disease is too advanced, or they experience medical problems unrelated to the drug being studied;

•	Drug supplies are unavailable or unsuitable for use in our studies; and

•	The results of preclinical testing cause delays in our trials.

In addition, the FDA and its international equivalents have substantial discretion over the approval process for pharmaceutical products. As such, these regulatory agencies may not agree that we have demonstrated the requisite level of product safety and efficacy to grant approval.

We may not compete successfully with established and newly developed drugs or products, or the companies that develop and market them.

We compete with well-established drug companies for, among other things, funding, licenses, expertise, personnel, clinical trial patients and investigators, consultants and third-party collaborators. We also compete with these companies for market share. Most of these competitors have substantially greater financial, marketing, manufacturing, sales, distribution and technical resources than we do. These competitors also have more experience in areas such as research and development, clinical trials, sales and marketing and regulatory matters than we do.

There are several treatments that compete with our commercial therapies. For the treatment of PAH, we compete with a number of approved products in the United States and worldwide, including the following: Flolan®, Ventavis®, Tracleer®, Revatio®, Letairis®, Veletri® and  generic intravenously administered products containing epoprostenol, the active ingredient in Flolan. Patients and doctors may perceive these competing products as safer, more effective, more convenient and/or less expensive than our therapies. Alternatively, doctors may reduce the prescribed doses of our products if they prescribe them as combination therapy with our competitors’ products. In addition, certain competing products are less invasive than Remodulin and the use of these products may delay or prevent initiation of Remodulin therapy. Any of these circumstances may suppress our sales growth, or cause our revenues to decline.

Actelion Ltd, Gilead Sciences, Inc. and Pfizer Inc. presently control the majority of the approved therapies for PAH in the United States. Each of these companies has achieved considerable influence over prescribers through the sales and marketing of their respective therapies and through market dominance in this therapeutic area. Furthermore, the future commercialization and introduction of new PAH therapies into the market could exert downward pressure on the pricing of our products and reduce our market share.

We have a history of losses and may not maintain profitability.

We have experienced financial reporting periods in which we incurred net losses. While we believe we develop our annual cash-based operating budgets using reasonable assumptions and targets, unanticipated factors, including factors outside of our control, could affect our profitability and cause uneven quarterly and/or annual operating results.

Discoveries or development of new products or technologies by others may make our products obsolete or seemingly inferior.

Other companies may discover or introduce new products that render all or some of our technologies and products obsolete or noncompetitive. Our commercial therapies may have to compete with numerous investigational products currently in development. In addition, alternative approaches to treating chronic diseases, such as gene therapy, may make our products obsolete or noncompetitive. Other investigational therapies for PAH could be used in combination with, or as a substitute for, our therapies. If this occurs, doctors may reduce or discontinue the use of our pharmaceutical products for their patients.

Sales of our products are subject to reimbursement from government agencies and other third parties. Pharmaceutical pricing and reimbursement pressures may cause our sales to suffer.

The commercial success of our products and services depends, in part, on the availability of reimbursements by governmental payers such as Medicare and Medicaid, and private insurance companies. Accordingly, our commercial success is tied to such third-party payers. In the United States, the European Union (EU) and other significant or potentially significant markets for our products, third-party payers are increasingly attempting to limit or regulate the price of medicinal products and services, and are frequently challenging the pricing of new and expensive drugs. Consequently, it may be difficult for our specialty pharmaceutical distributors or wholesalers to obtain reimbursement of our products from third-party payers. Alternatively, third-party payers may reduce the amount of reimbursement for our products based on changes in pricing of other therapies for PAH, including generic formulations of other approved therapies. If third-party payers do not approve our products for reimbursement, or limit reimbursements, patients could choose a competing product that is approved for reimbursement. Presently, most third-party payers, including Medicare and Medicaid, reimburse the cost of our commercial products. Our prostacyclin analogue products, Remodulin and Tyvaso, are expensive therapies. The Medicare Modernization Act (MMA) requires that we negotiate a new price for our commercial products with the Centers for Medicare and Medicaid Services. As a result of the staggered implementation of the MMA, our products have not yet been subject to its pricing provisions; however, future reimbursements could be subject to reduction. Furthermore, to the extent that private insurers or managed care programs follow any reduced Medicaid and Medicare coverage and payment developments, the negative impact on our business would be compounded. We are currently assessing the potential effect of the Patient Protection and Affordable Care Act (PPACA) and the related Health Care and Education Reconciliation Act of 2010 on our business. While we believe the short-term impact on our business of this legislation will not be material, we continue to monitor the developments of this legislation as many of its provisions are not yet effective and are subject to finalization.

In Europe, the success of our commercial products and future products depends largely on obtaining and maintaining government reimbursement. In many European countries patients are unlikely to use prescription drugs that are not reimbursed by their governments. Reimbursement policies may adversely affect our ability to sell our products on a profitable basis. In many markets outside the United States, governments control the prices of prescription pharmaceuticals through the implementation of reference pricing, price cuts, rebates, revenue-related taxes and profit control, and expect prices of prescription pharmaceuticals to decline over the life of the product or as volumes increase.

Our manufacturing strategy exposes us to significant risks.

We must be able to produce sufficient quantities of our commercial products to satisfy demand. The process of manufacturing our products is difficult and complex, and currently involves a number of third parties. We produce treprostinil, the active ingredient in both Remodulin and Tyvaso, in our Silver Spring, Maryland facility using raw materials and advanced intermediate compounds supplied by vendors. Although we produce treprostinil, we outsource the production of Remodulin to Baxter Pharmaceutical Solutions, LLC (Baxter) and Hollister-Stier Laboratories LLC (Hollister-Stier).  In March 2011, we received FDA approval to produce Tyvaso in our Silver Spring, Maryland facility; however, we also rely on Catalent Pharma Solutions, Inc. (Catalent) to produce Tyvaso. We are in the process of developing the capability to produce Remodulin at our own facilities. Currently, we manufacture oral treprostinil tablets for use in our clinical trials, but neither we nor our third-party vendors would be able to manufacture oral treprostinil on a commercial scale in the U.S. without FDA approval of an NDA for oral treprostinil or for international commercial sales without the corresponding international approvals.  In addition, we manufacture the Tyvaso Inhalation System, which includes a nebulizer and related accessories, at our facility in Germany (where NEBU-TEC International Med Products Eike Kern GmbH (NEBU-TEC)) retains significant responsibilities for the manufacturing process), as well as through a third party, Minnetronix, Inc.

As long as we utilize third-party vendors for significant portions of our manufacturing process, we will remain exposed to the risks described under the risk factor below titled We rely in part on third parties to perform activities that are critical to our business. Our ability to generate commercial sales or conduct clinical trials could suffer if our third-party suppliers and service providers fail to perform. In addition, while we expect our efforts to internalize additional manufacturing processes to increase our control over manufacturing, it will also subject us to risks as we engage in complex manufacturing processes for the first time. For example, Remodulin and Tyvaso must be produced in a sterile environment, and we have limited experience with sterile manufacturing on a commercial scale. Some of the products we are developing will involve even more complicated manufacturing processes than our current products. For example, the monoclonal antibodies we are developing are biologic products, which are inherently more difficult to manufacture than our current products and involve increased risk of viral and other contaminations.

The FDA recently issued an advisory to manufacturers regarding the potential formation of glass fragments in injectable drugs filled in small-volume glass vials.  While we have found no evidence to suggest that the glass vials we use for Remodulin are susceptible to the formation of glass fragments, we are conducting a thorough review of our manufacturing processes and those of our third-party suppliers.

Additional risks presented by our manufacturing strategy include:

•

We and our third-party manufacturers are subject to the FDA’s current Good Manufacturing Practices in the United States and similar regulatory standards internationally. While we have significant control over regulatory compliance with respect to our internal manufacturing processes, we do not exercise the same level of control over regulatory compliance by our third-party manufacturers;

•

As we expand our manufacturing operations to include new elements of the manufacturing process or new products, we may experience difficulty designing and implementing processes and procedures to ensure compliance with applicable regulations;

•

Even if we and our third-party manufacturers are in compliance with domestic and international drug manufacturing regulations, the sterility and quality of the products being manufactured could be substandard and, therefore, such products would be unavailable for sale or use;

•

If we have to replace a third-party manufacturer with another manufacturer or our own manufacturing operations, the FDA and its international counterparts would require new testing and compliance inspections. Furthermore, a new manufacturer would have to be familiarized with the processes necessary to manufacture and commercially validate our products, as manufacturing our treprostinil-based products is complex. Any new third-party manufacturers and any new manufacturing process at our own facilities would need to be approved by the FDA and its international counterparts before being used to produce commercial supply of our products;

•	We may be unable to contract with needed manufacturers on satisfactory terms or at all; and

•

The supply of materials and components necessary to manufacture and package our products may become scarce or interrupted. Disruptions to the supply of these materials could delay the manufacture and subsequent sale of such products. Any products manufactured with substituted materials or components would be subject to approval from the FDA and international regulatory agencies before they could be sold. The timing of any such regulatory approval is difficult to predict.

Any of these factors could disrupt sales of our commercial products, delay clinical trials or commercialization of new products, result in product liability claims and product recalls, and entail higher costs.

We rely in part on third parties to perform activities that are critical to our business. Our ability to generate commercial sales or conduct clinical trials could suffer if our third-party suppliers and service providers fail to perform.

Frequently, we involve third parties to assist us in conducting clinical trials, obtaining regulatory approvals,  conducting pharmacovigilance activities including drug safety and reporting of adverse events and marketing and distributing our products, as we do not possess the internal capacity to perform all of these functions. Accordingly, the success of these third parties in performing their contractual obligations is critical to our operations.

We produce treprostinil with raw materials and advanced intermediate compounds supplied by vendors. The inability of our vendors to supply these raw materials and advanced intermediate compounds in the quantities we require could delay the production of treprostinil for commercial use and for use in our clinical trials.

We rely on Baxter to produce Remodulin for us, and the FDA recently approved Hollister-Stier as a second manufacturer of Remodulin. We extended our contract with Baxter through 2013 and as part of that contract amendment, we agreed that Baxter will manufacture Remodulin in greater quantities using larger production equipment than under its current manufacturing process. This new manufacturing process and related equipment will require FDA and international approvals. In March 2011, we received FDA approval to produce Tyvaso in our Silver Spring, Maryland facility; however Catalent also continues to produce Tyvaso for us and  maintains the ability to manufacture oral treprostinil. In addition, we use Catalent and other third parties to conduct certain analytical testing for our products. We continually evaluate alternative supply arrangements, including other third-party arrangements and the production of Remodulin in our combination office and laboratory facility in Silver Spring, Maryland. If we are unable to successfully implement these alternatives, we may not have sufficient inventory to meet future demand. Presently, we are producing oral treprostinil for clinical trials at our manufacturing facility in Research Triangle Park, North Carolina. However, our process to manufacture oral treprostinil has not been approved for commercial use by the FDA or international regulatory agencies, and we may encounter unforeseen obstacles in seeking regulatory approval.

NEBU-TEC retains many responsibilities related to the manufacture of the Tyvaso Inhalation System, which includes a nebulizer and related accessories. Although we manage the manufacturing process, NEBU-TEC supplies the labor. We rely on NEBU-TEC, as we do for any third-party contractor, to adhere to and maintain the manufacturing process in accordance with all applicable regulatory requirements. Any regulatory compliance problems encountered by NEBU-TEC related to the manufacture of the Tyvaso Inhalation System could adversely affect the sale of Tyvaso. Until the fourth quarter of 2010, when we received approval for Minnetronix to serve as a second manufacturer of the Tyvaso Inhalation System, the NEBU-TEC facility was the only facility approved for the manufacturing of the Tyvaso Inhalation System. If we are unable to manufacture or supply the Tyvaso Inhalation System in the quantities we require or if our suppliers are unable to supply sufficient parts to manufacture the Tyvaso Inhalation System, it could delay, disrupt or prevent us from selling Tyvaso, which could impede our projected growth.

We rely on Accredo Health Group, Inc., CuraScript, Inc., and CVS Caremark to market, distribute and sell Remodulin and Tyvaso in the United States. These distributors are also partially responsible for negotiating reimbursements from third-party payers for the cost of our therapies. In March and April of 2010, we increased the price on all concentrations of Remodulin sold to our U.S.-based and international distributors by 9.6 percent and 13.3 percent, respectively. In addition, we increased the price of Tyvaso by 4.9 percent in November 2010. Our price increases may not be fully reimbursed by third-party payers. If our distributors do not achieve acceptable profit margins on our products, they may reduce or discontinue the sale of our products. Furthermore, if our domestic and international distributors devote fewer resources to selling our products or are unsuccessful in their sales efforts, our revenues may decline materially.

We rely on Lilly to manufacture and supply Adcirca for us, and we use Lilly’s pharmaceutical wholesaler network to distribute Adcirca in the United States and Puerto Rico. If Lilly is unable to manufacture or supply Adcirca or its distribution network is disrupted, it could delay, disrupt or prevent us from selling Adcirca, which could slow down the growth of our business.

Although most of our current suppliers and service providers could eventually be replaced, a change in suppliers and/or service providers could interrupt the manufacture and distribution of our commercial products and our other products and services, and impede the progress of our clinical trials, commercial launch plans and related revenues. Interruptions in manufacturing could be significant given the length of time and complexity involved in obtaining necessary FDA and other regulatory approvals for alternative arrangements, through either third parties or internal manufacturing processes.

Our operations must comply with extensive laws and regulations in the U.S. and other countries, including FDA regulations. Failure to obtain approvals on a timely basis or to achieve continued compliance could delay, disrupt or prevent the commercialization of our products.

The products we develop must be approved for marketing and sale by regulatory agencies and, once approved, are subject to extensive regulation. The process of obtaining and maintaining regulatory approvals for new drugs is lengthy, expensive and uncertain. The manufacture, distribution, advertising and marketing of these products are also subject to extensive regulation. Any future product approvals we receive could be accompanied by significant restrictions on the use or marketing of the product. Product candidates may fail to receive marketing approval on a timely basis, or at all. If granted, product approvals can be withdrawn for failure to comply with regulatory requirements, such as our failure to satisfactorily meet the FDA’s post-marketing requirement and post-marketing commitments for Tyvaso or upon the occurrence of adverse events subsequent to commercial introduction.

Discovery of previously unknown problems with our marketed products or problems with our manufacturing, regulatory, compliance, marketing or sales activities could result in regulatory restrictions on our products, including withdrawal of our products from the market. For example, in February 2010, we withdrew our Medicines Authorization Application for Tyvaso as a result of findings by the EMA that certain of our clinical sites had failed to comply with Good Clinical Practices. If we fail to comply with applicable regulatory requirements, we could be subject to penalties that may consist of fines, suspension of regulatory approvals, product recalls, seizure of our products and/or criminal prosecution. In addition, our reputation could be harmed as a result of any such regulatory restrictions or actions and patients and physicians may not want to use our products even after we have resolved these issues that led to such regulatory action.

We are subject to ongoing regulatory review of our currently marketed products.

After our products receive regulatory approval, they remain subject to ongoing regulation, which can impact, among other things, product labeling, manufacturing practices, adverse event reporting, storage, distribution, advertising and promotion, and record keeping. If we do not comply with the applicable regulations, the range of possible sanctions includes adverse publicity, product recalls or seizures, fines, total or partial suspensions of production and/or distribution, suspension of marketing applications, and enforcement actions, including injunctions and civil or criminal prosecution. The FDA and comparable international regulatory agencies can withdraw a product’s approval under some circumstances, such as the failure to comply with regulatory requirements or the occurrence of unexpected safety issues. Further, the FDA often requires post-marketing testing and surveillance to monitor the effects of approved products. The FDA and comparable international regulatory agencies may condition approval of our product candidates on the completion of such post-marketing clinical studies. These post-marketing studies may suggest that a product causes undesirable side effects or may present a risk to the patient. If data we collect from post-marketing studies suggest that one of our approved products may present a risk to safety, the government authorities could withdraw our product approval, suspend production or place other marketing restrictions on our products. If regulatory sanctions are applied or if regulatory approval is delayed or withdrawn, our operating results and the value of our company may be adversely affected.

Regulatory approval for our currently marketed products is limited by the FDA to those specific indications and conditions for which clinical safety and efficacy have been demonstrated.

Any regulatory approval of our products is limited to those specific diseases and indications for which our products are deemed to be safe and effective by the FDA. In addition to the FDA approval required for new formulations, any new indication for an approved product also requires FDA approval. If we are not able to obtain FDA approval for any desired future indications for our products, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.

While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities (called “off-label” uses), our ability to promote the products is limited to those indications that are specifically approved by the FDA. Although U.S. regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

We must comply with various laws in jurisdictions around the world that restrict certain marketing practices in the pharmaceutical and medical device industries. Failure to comply with such laws could result in penalties and have a material adverse effect on our business, financial condition and results of operations.

Various laws in jurisdictions around the world, including antikickback and false claims statutes, the Foreign Corrupt Practices Act (FCPA) and the UK Bribery Act, restrict particular marketing practices in the pharmaceutical and medical device industries. Although we have compliance programs and procedures in place that we believe are effective, our business activities may be subject to challenge under these laws, and any penalties imposed upon us could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we have significantly expanded our sales and marketing staff recently. Although we train our sales and marketing staff under our corporate compliance programs, any expansion of sales and marketing efforts can have the effect of increasing the risk of noncompliance with these laws.

In the United States, the federal health care program antikickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce, or in return for, purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers and prescribers, purchasers, and formulary managers. Although a number of statutory exemptions and regulatory safe harbors exist to protect certain common activities from prosecution, the exemptions and safe harbors are narrow, and practices that involve remuneration intended to induce prescriptions, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Although we seek to comply with the conditions for reliance on these exemptions and safe harbors, our practices may not always meet all of the criteria for safe harbor protection.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Several pharmaceutical and health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

The PPACA imposes new reporting requirements for pharmaceutical and device manufacturers with regard to payments or other transfers of value made to physicians and teaching hospitals, effective March 30, 2013. In addition, pharmaceutical and device manufacturers will be required to report and disclose investment interests held by physicians and their immediate family members during the preceding calendar year. Such information is to be made publicly available by the Secretary of Health and Human Services in a searchable format beginning September 30, 2013.

Failure to submit required information may result in civil monetary penalties of up to $150,000 per year (and up to $1 million per year for “knowing failures”) for all payments, transfers of value or ownership or investment interests not reported in an annual submission. Further, the PPACA amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims laws.

If not preempted by this federal law, several states require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and to report gifts and payments to individual physicians in those states. Other states prohibit various other marketing related activities. Still other states require the posting of information relating to clinical studies and their outcomes. In addition, certain states, such as California, Nevada, and Massachusetts, require pharmaceutical companies to implement compliance programs or marketing codes and several other states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

Government health care reform could increase our costs, which would adversely affect our revenue and results of operations.

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The PPACA is a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. The reforms imposed by the new law will significantly impact the pharmaceutical industry; however, the full effects of the PPACA cannot be known until these provisions are implemented and the Centers for Medicare & Medicaid Services and other federal and state agencies issue applicable regulations or guidance. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products or product candidates. We will continue to evaluate the PPACA, implementation of regulations and the issuance of guidance related to the PPACA by federal agencies, as well as trends and changes encouraged by the legislation that could potentially impact our business over time.

Reports of actual or perceived side effects and adverse events associated with our products, such as sepsis, could cause physicians and patients to avoid or discontinue use of our products in favor of alternative treatments.

Reports of side effects and adverse events associated with our products could have a significant adverse impact on the sale of our products. An example of a known risk associated with intravenous Remodulin is sepsis, which is a serious and potentially life-threatening infection of the bloodstream caused by a wide variety of bacteria. Intravenous prostacyclins, such as intravenous Remodulin and Flolan, are infused continuously through a catheter placed in a large vein in the patient’s chest, and sepsis is a known risk associated with this type of delivery. As a result, sepsis is included as a risk in both the Remodulin and Flolan package inserts. Although a discussion of the risk of sepsis is currently included on the Remodulin label, and the occurrence of sepsis is familiar to physicians who prescribe intravenously administered therapies, concerns about bloodstream infections may adversely affect a physician’s prescribing practice of Remodulin.

Our corporate compliance program cannot guarantee that we comply with all potentially applicable federal, state and international regulations.

The development, manufacture, distribution, pricing, sales, marketing, and reimbursement of our products, together with our general operations, are subject to extensive federal, state, local and international regulations, which are constantly evolving. These regulations are subject to frequent revisions that often introduce more stringent requirements. While we believe we have developed and instituted adequate corporate compliance programs, we cannot ensure that we will always be in compliance with these regulations. If we fail to comply with any of these regulations, we could be subject to a range of penalties including, but not limited to: the termination of clinical trials, the failure to receive approval of a product candidate, restrictions on our products or manufacturing processes, withdrawal of our products from the market, significant fines, exclusion from government healthcare programs, and other sanctions or litigation.

If the licenses, assignments and alliance agreements we depend on are breached or terminated, we could lose our right to develop and sell products covered by such agreements.

Our business depends upon the acquisition, assignment and license of drugs and other products that have been discovered and initially developed by others. Under our product license agreements, we receive certain rights to existing intellectual property owned by others subject to the terms of each license agreement. Subject to the terms of agreements assigning intellectual property rights to us, the assignor transfers all right, title and interest in and to the intellectual property to us. In addition, we may be required to obtain licenses to other third-party technologies to commercialize our early stage products. This dependence on technology developed by others involves the following risks:

•	We may be unable to obtain future licenses or assignment agreements at a reasonable cost or at all;

•	If any of our licenses or assignment agreements are terminated, we will lose our rights to develop and market related products;

•

Our license and assignment agreements generally provide the licensor or assignor the right to terminate these arrangements in the event we breach such agreements—e.g., if we fail to pay royalties and other fees timely; and

•

If a licensor or assignor fails to maintain the intellectual property licensed or assigned to us as required by most of our license and assignment agreements, we may lose our rights to develop and market some or all of our products. In addition, we may be forced to incur substantial costs to maintain the intellectual property ourselves or force the licensor or assignor to do so.

Certain license and assignment agreements may restrict our ability to develop related products in certain countries or for particular diseases and may impose other restrictions on our freedom to develop and market our products.

When we license or are assigned rights to drugs and other products that have been discovered and initially developed by others, our rights are frequently limited. For instance, our rights to market Adcirca are geographically limited to the United States and Puerto Rico; however, we would have an opportunity to negotiate with Lilly for the rights to market Adcirca in other territories in the event that Lilly decides not to market Adcirca in a particular territory. Furthermore, we cannot undertake any additional investigational work with respect to Adcirca in other indications of pulmonary hypertension without Lilly’s prior approval. Lilly also has authority over all regulatory activities and has the right to determine the retail price for Adcirca and the wholesale price at which Lilly sells Adcirca to us.

Provisions in our license and assignment agreements may impose other restrictions that affect our ability to develop and market related products. For example, GlaxoSmithKline PLC retained an exclusive option and right of first refusal to negotiate a license agreement with us if we decide to license any aspect of the commercialization of Remodulin and Tyvaso anywhere in the world. Similarly, our amended license agreement with Toray Industries, Inc. (Toray) includes a conditional non-compete clause that grants Toray the right to be our exclusive provider of beraprost-MR. Moreover, we must also meet certain minimum annual sales to maintain our exclusive rights to beraprost-MR.

If our or our suppliers’ patents or other intellectual property protections are inadequate, our revenues and profits could suffer or our competitors could force our products out of the market.

The period under which our commercial and developmental therapies are protected by our patent rights is limited. Our U.S. patent for the method of treating PAH with Remodulin will expire in October 2014. Our three U.S. patents covering our current methods of synthesizing and producing treprostinil, the active ingredient in both Remodulin and Tyvaso, expire in October 2017. We also have been granted one patent in the EU and one patent in Japan, each of which covers our treprostinil synthesis and production methods and will expire in October 2018. The patent for Adcirca for the treatment of pulmonary hypertension will expire in 2017 and our patents for Tyvaso will expire in the United States and in various countries throughout the EU in 2018 and 2020, respectively.

We continue to conduct research into new methods to synthesize treprostinil and have two registered patents in the United States that expire in 2021, as well as, additional U.S. and international pending patent applications, relating to such methods. However, we cannot be sure that these additional patents will successfully deter competitors, or that additional patent applications will result in grants of patents. Upon the expiration of our patents, competitors may develop generic versions of our products and market those generic versions to compete with our products. Competitors may also seek to design around our patents prior to their expiration to develop competing products.

The scope of any patent may be insufficient to deter competitors and patent laws of international jurisdictions may not protect our rights to the same extent as the patent laws of the United States. Furthermore, our suppliers’ intellectual property protections may not be adequate. Consequently, competitors may attempt to invalidate our existing patents before they expire. In addition to patent protection, we also rely on trade secrets, proprietary know-how and technological advances. We enter into confidentiality agreements with our employees and others, but these agreements may be ineffective in protecting our proprietary information.

To the extent third-party patents cover our products or services, we, or our strategic collaborators, would be required to seek licenses from the holders of these patents in order to manufacture, use, or sell our products and services. Payments under these licenses would reduce our profits from the sale of related products and services. Moreover, we may be unable to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to avoid infringing a third-party patent, we would be unable to market related products and services.

We may initiate litigation to enforce or defend our patents or proprietary rights; however, litigation can be time-consuming and costly and may not conclude favorably. If we are unsuccessful with respect to any future legal action in the defense of our patents and our patents are invalidated or canceled, our business could be negatively impacted. Furthermore, any licensed rights, patents or other intellectual property we possess may be challenged, invalidated, canceled, infringed or circumvented and, therefore, may not provide us with any competitive advantage.

We may not maintain adequate insurance coverage to protect us against significant product liability claims.

The testing, manufacturing, marketing, and sale of drugs and diagnostics involve product liability risks. Although we currently maintain product liability insurance, we may not be able to maintain this insurance at an acceptable cost, if at all. In addition, our insurance coverage may not be adequate for all potential claims. If claims or losses significantly exceed our liability insurance coverage, we may be forced out of business.

Improper handling of hazardous materials used in our activities could expose us to significant liabilities.

Our research and development and manufacturing activities involve the controlled use of chemicals and hazardous substances and we are expanding these activities in both scale and location. In addition, patients may dispose of our products using means we do not control. Such activities subject us to numerous federal, state, and local environmental and safety laws and regulations that govern the management, storage and disposal of hazardous materials. Compliance with current or future environmental laws and regulations can require significant costs; furthermore, we can be subject to substantial fines and penalties in the event of noncompliance. While we believe we comply with laws and regulations governing these materials, the risk of accidental contamination or injury from these materials cannot be completely eliminated. Furthermore, once chemical and hazardous materials leave our facilities, we cannot control what our hazardous waste removal contractors choose to do with these materials. In the event of an accident, we could be liable for substantial civil damages or costs associated with the cleanup of the release of hazardous materials. Any related liability could exceed our resources and could have a materially adverse effect on our business.

We may encounter substantial difficulties managing our growth relative to product demand.

We have spent considerable resources building our laboratories and manufacturing facilities, and we are currently seeking regulatory approvals for some of these laboratories and all of our manufacturing facilities. These facilities may be insufficient to meet future demand for our products. Alternatively, we may have excess capacity at these facilities if future demand falls short of our expectations, or if we do not receive regulatory approvals for the products we intend to produce at these facilities. Constructing our facilities was expensive and our ability to recover our investment satisfactorily will depend on sales of the products manufactured at these facilities in sufficient volume. If we do experience substantial sales growth, we may have difficulty managing inventory levels as marketing new therapies is complicated, and gauging future demand can be difficult and uncertain. We intend to increase our internal manufacturing activities and reduce reliance on third-party suppliers, but we may not be successful in doing so. As our manufacturing capabilities and sales forces grow, we will be faced with increasing regulatory risks and will need to develop appropriate processes and compliance programs to manage such risks.

If we need additional financing and cannot obtain it, our product development and sales efforts may be limited.

We may be required to seek additional sources of financing to meet unplanned or planned expenditures. Unplanned expenditures could be significant and may result from necessary modifications to product development plans or product offerings in response to difficulties encountered with clinical trials. We may also face unexpected costs in preparing products for commercial sale, or in maintaining sales levels of our currently marketed therapeutic products. If we are unable to obtain additional funding on commercially reasonable terms or at all, we may be compelled to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to certain products or potential markets.

We may require additional financing to meet significant future obligations. For example, upon the maturity of our Convertible Senior Notes in October 2011, we must repay our investors in cash up to the principal balance of approximately $250.0 million. In addition, awards granted under our 2008 and 2011 share tracking awards plans (which we collectively refer to as the STAP) entitle participants to receive in cash an amount equal to the appreciation in the price of our common stock, which is calculated as the positive difference between the closing price of our common stock on the date of exercise and the date of grant. Consequently, our STAP will likely require significant future cash payments to participants to the extent the price of our common stock continues to appreciate and the number of vested STAP awards increases over time. If we do not have sufficient funds to meet such contractual obligations or the ability to secure alternative sources of financing, we could be in default, face litigation and/or lose key employees.

Risks Related to Our Common Stock

The price of our common stock can be highly volatile and may decline.

The price of common stock can be highly volatile within the pharmaceutical and biotechnology sector. Consequently, there can be significant price and volume fluctuations in the market that may not always relate to operating performance. The table below sets forth the high and low closing prices for our common stock for the periods indicated:

	High	Low
January 1, 2011—March 31, 2011	$69.54	$64.28
January 1, 2010—December 31, 2010	$64.24	$46.22
January 1, 2009—December 31, 2009	$52.88	$27.86

The price of our common stock could decline sharply due to the following factors, among others:

•	Quarterly and annual financial and operating results;

•	Failure to meet estimates or expectations of securities analysts;

•	Timing of enrollment and results of our clinical trials, including our trials of oral treprostinil for treatment of PAH;

•	Physician, patient, investor or public concerns regarding the efficacy and/or safety of products marketed or being developed by us or by others;

•

Changes in, or new legislation and regulations affecting reimbursement of, our therapeutic products by Medicare, Medicaid or other government payers, and changes in reimbursement policies of private health insurance companies;

•	Announcements by us or others of technological innovations or new products or announcements regarding our existing products;

•	Interference in patent or other proprietary rights;

•	Substantial sales of our common stock by us or our existing shareholders;

•	Future issuances of common stock by us or any other activity which could be viewed as being dilutive to our shareholders;

•	Rumors among or incorrect statements by investors and/or analysts concerning our company, our products, or operations;

•	Failure to obtain or maintain our regulatory approvals from the FDA or international regulatory agencies;

•

Discovery of previously unknown problems with our marketed products or problems with our manufacturing, regulatory, compliance, promotional, marketing or sales activities that result in regulatory restrictions on our products, including withdrawal of our products from the market;

•

Accumulation of significant short positions in our common stock by hedge funds or other investors or the significant accumulation of our common stock by hedge funds or other institutional investors with investment strategies that may lead to short-term holdings; and

•	General market conditions.

We may fail to meet third-party projections for our revenues or profits.

Many securities analysts publish independently developed quarterly and annual projections of our revenues and profits. Such estimates are inherently subject to uncertainty. As a result, actual revenues and profits may differ from these projections, and even small variations in reported revenues and profits compared to securities analysts’ expectations could have a significant impact on the price of our common stock.

Sales of our common stock may depress our stock price.

The price of our common stock could decline if: (1) we issue common stock to raise capital or to acquire a license or business; (2) our shareholders transfer ownership of our common stock, or sell substantial amounts in the public market; or (3) our investors become concerned that substantial sales of our common stock may occur. For example, Lilly has announced that in 2011 it intends to sell a significant portion of our common stock it currently holds. A decrease in the price of our common stock could make it difficult for us to raise capital or fund acquisitions through the issuance of our stock.

The conversion of some or all of the Convertible Senior Notes when the price of our common stock exceeds $52.85 per share would dilute the ownership interests of our existing shareholders. Any sales of our common stock issued upon such conversion could adversely affect the prevailing market price of our common stock. Furthermore, the existence of the Convertible Senior Notes may encourage short selling by market participants because the conversion of the Convertible Senior Notes could depress the price of our common stock.

The fundamental change purchase feature of the Convertible Senior Notes may delay or prevent an otherwise beneficial attempt to take over our company.

We may be required to repurchase the Convertible Senior Notes from their holders in the event of a fundamental change, which includes a change-of-control of our company. This may delay or prevent a change-of-control of our company that would otherwise be beneficial to our shareholders.

Provisions of Delaware law and our certificate of incorporation, by-laws, shareholder rights plan, and employment and license agreements could prevent or delay a change of control or change in management that may be beneficial to our public shareholders.

Certain provisions of Delaware law and our certificate of incorporation, by-laws and shareholder rights plan may prevent, delay or discourage:

•	A merger, tender offer or proxy contest;

•	The assumption of control by a holder of a large block of our securities; and/or

•	The replacement or removal of current management by our shareholders.

For example, our certificate of incorporation divides our Board of Directors into three classes. Members of each class are elected for staggered three-year terms. This provision may make it more difficult for shareholders to replace the majority of directors. It may also deter the accumulation of large blocks of our common stock by limiting the voting power of such blocks.

Non-competition and all other restrictive covenants in most of our employment agreements will terminate upon a change of control that is not approved by our Board.

A change of control, under certain circumstances, could also result in an acceleration of the vesting of outstanding STAP awards.  This, coupled with any increase in our stock price resulting from the announcement of a change of control, could make an acquisition of our company significantly more expensive to the purchaser.

We enter into certain license agreements that generally prohibit our counterparties to these agreements or their affiliates from taking necessary steps to acquire or merge with us, directly or indirectly throughout the term of these agreements, plus a specified period thereafter. We are also party to certain license agreements that restrict our ability to assign or transfer the rights licensed to us to third parties, including parties with whom we wish to merge, or those attempting to acquire us. These agreements often require that we obtain the prior consent of the counterparties to these agreements if we are contemplating a change of control. If our counterparties to these agreements withhold their consent, related agreements could be terminated and we would lose related license rights. For example, both Lilly and Toray have the right to terminate our license agreements relating to Adcirca and beraprost-MR, respectively, in the event of certain change of control transactions. These restrictive change-of-control provisions could impede or prevent mergers that could benefit our shareholders.

Because we do not intend to pay cash dividends, our shareholders must rely on stock price appreciation for any return on their investment in us.

We have never declared or paid cash dividends on our common stock. Furthermore, we do not intend to pay cash dividends in the future. As a result, the return on an investment in our common stock will depend entirely upon the future appreciation in the price of our common stock. There can be no assurances that our common stock will provide a return to investors.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, the statements relating to the matters identified in our Quarterly Report on Form 10-Q for the period ended March 31, 2011, under the section entitled Part II, Item 1A—Risk Factors, and any other statements using words such as “believe,” “expect,” “predict,” “anticipate,” “forecast,” “intend,” “estimate,” “should,” “could,” “may” or “will,” or words of similar import and the negatives thereof. These statements are predictions based upon our current expectations about future events. Actual results could vary materially as a result of certain factors, including but not limited to those expressed in these statements. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our Quarterly Reports on Form 10-Q filed thereafter with the Commission which are incorporated in this prospectus by reference, and the risks discussed in our other Commission filings or any applicable prospectus supplement, which identify important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements.

We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus and any prospectus supplement. All subsequent written or oral forward-looking statements attributable to our Company or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 255,000,000 shares, consisting of 245,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. On April 27, 2011, there were 58,069,456 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Dividends.  Subject to the rights of any holders of our preferred stock, each share of our common stock is entitled to dividends if, as and when dividends are declared by our Board of Directors out of funds legally available therefor. Under Delaware corporate law, we may declare and pay dividends only out of our surplus, or in case there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding year. We may not declare dividends, however, if our capital has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution. We will pay any dividend so declared and payable in cash, capital stock or other property equally, share for share, on our common stock.

Voting rights.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

Liquidation rights.  In the event of our liquidation, dissolution, distribution of assets, or winding up, holders of the shares of our common stock are entitled to share equally, share for share, in the assets available for distribution to holders of our capital stock, subject to any liquidation preference on any outstanding shares of our preferred stock.

Other.  The holders of our common stock have no cumulative voting rights with respect to the election of directors or any other matter. No holder of our common stock has preemptive or other rights to subscribe for additional shares of our common stock.

Preferred Stock

We may issue our preferred stock from time to time in one or more series as determined by our Board of Directors. Our Board of Directors is authorized to issue the shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by our shareholders. The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of our common stock by, for example, transferring voting control to others.

Preferred Stock Purchase Rights

Each share of our common stock trades with and has attached to it a right to purchase shares of preferred stock. The terms of the rights are set forth in the First Amended and Restated Rights Agreement dated as of June 30, 2008, between us and The Bank of New York Mellon, as Rights Agent (the Rights Agreement). The rights are currently evidenced by our common stock certificates and are not exercisable until the earlier of:

•                  the close of business on the tenth business day following the date of public announcement, or the date on which we first have notice or determine, that a person or group of affiliated or associated persons has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of our voting stock without our prior express written consent following express approval by our Board of Directors (such person or group, an Acquiring Person), or

•                  the close of business on the tenth business day following the commencement of a tender offer or exchange offer by a person, without our prior written consent following express approval by our

Board of Directors, which offer, upon consummation, would result in such person’s control of 15% or more of our voting stock.

If the rights become exercisable, each right will entitle the holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $400.00 ($800.00 before our September 2009 two-for-one stock split) (the Purchase Price), subject to adjustment. If any person or group becomes an Acquiring Person, each right, except those held by the Acquiring Person, would entitle each holder of a right to acquire such number of shares of our common stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of one one-thousandths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current per-share market price of common stock.

Our Board of Directors may, at its option, at any time after any person or group acquires more than 15% but less than 50% of the outstanding shares of our voting stock without prior written consent of the Board of Directors, exchange all or part of the then outstanding and exercisable rights, except those held by such person or group, for one share of our common stock per right.

At any time prior to the time an Acquiring Person becomes such, our Board of Directors may, at its option, redeem the rights in whole, but not in part, at a price of $0.01 per right (the Redemption Price). The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the rights, the ability to exercise the rights will terminate and holders of rights will only be entitled to receive the Redemption Price.

If not exercised by the holders or earlier redeemed or exchanged by us, the rights will expire on June 26, 2018. The Purchase Price, and the number of shares of Series A Junior Participating Preferred Stock, common stock or other securities or property issuable upon exercise of the rights, are subject to adjustment from time to time to prevent dilution by action of our Board of Directors and in circumstances described in the Rights Agreement. We are required to reserve and keep available a sufficient number of shares of our preferred stock, common stock and/or other securities sufficient to permit the exercise in full of all outstanding rights.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Second Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Second Amended and Restated By-laws

Certain provisions in our Amended and Restated Certificate of Incorporation (Charter), Second Amended and Restated By-laws (By-laws) and shareholder rights agreement summarized below may delay or discourage a merger, tender offer or proxy contest, the assumption of control by the holder of a large block of our common stock or the replacement or removal of our management or our Board of Directors.

Blank Check Preferred Stock.  Our Charter authorizes undesignated preferred stock, which makes it possible for our Board of Directors, without shareholder approval or further action by our shareholders, to issue preferred stock with voting or other rights or preferences that could impede the success of an attempt to obtain control of our company.

Election of the Board of Directors.  Our Charter and By-laws provide that our Board of Directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors is elected each year. This classification of our Board of Directors will make it more difficult for an acquirer or for other shareholders to change the composition of our Board of Directors. Our By-laws also provide that a director may be removed only for cause by vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote generally in an election of directors. In addition, the By-laws provide that any vacancies in our Board of Directors will be filled by our Board of Directors. If the remaining directors do not constitute a quorum, our By-laws permit the vacancy to be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum.

No Shareholder Action by Written Consent.  Our Charter eliminates shareholders’ ability to take action by written consent without a meeting, which makes it more difficult for shareholders to take action opposed by our Board of Directors.

Special Shareholder Meetings.  Under our By-laws, special meetings of shareholders may be called only by a majority vote of our Board of Directors, or by the Chairman, Vice Chairman or the President.

Shareholder advance notice procedure.  Our By-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before a meeting of the shareholders. The shareholder notice procedure provides that only persons who are nominated by the Board of Directors or by a shareholder who has given timely written notice to the secretary of our Company before the meeting at which directors are to be elected, will be eligible for election as directors. This notice is required to include specified information about the shareholder and each proposed director nominee and information regarding each proposed nominee that would be required to be included in a proxy statement filed under the Commission’s rules and regulations. The shareholder notice procedure also provides that the only business that may be conducted at a meeting of the shareholders is business that has been brought before the meeting by, or at the direction of, the Board of Directors or by a shareholder who has given timely written notice to the secretary of our Company. This notice is required to include a brief description of the business desired to be brought before the meeting and specified information about the shareholder and the shareholder’s ownership of our capital stock.

Delaware Anti-Takeover Law

We are incorporated under the Delaware General Corporation Law (DGCL). We are subject to Section 203 of the DGCL, which restricts certain transactions and “business combinations” between a Delaware corporation and an “interested shareholder” (in general, a shareholder owning 15% or more of the corporation’s outstanding voting stock) or an affiliate or associate of an interested shareholder, for a period of three years from the date the shareholder becomes an interested shareholder. A “business combination” includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the interested shareholder, or any other transaction that would increase the interested shareholder’s proportionate ownership of any class or series of the corporation’s stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested shareholder, the interested shareholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

Section 203 of the DGCL may make it more difficult for a person who would be an interested shareholder to effect various business combinations with us.

Limitation on Liability of Directors and Indemnification of Directors and Officers

As permitted by Delaware law, the Company’s Charter provides that no director will be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for (a) any breach of duty of loyalty to the Company or its shareholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) willful or negligent violations of certain provisions of the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (d) for any transaction from which the director derived an improper personal benefit.

The Company’s Charter and By-laws provide that the Company must indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by Delaware law. Pursuant to Section 145 of the DGCL, the Company generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify or advance expenses authorized thereby is not exclusive of any rights granted under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company believes that indemnification under its certificate of incorporation and by-laws covers negligence and gross negligence on the part of indemnified parties. The Company also has the power to purchase and maintain insurance for such directors and officers, and currently maintains an insurance policy that, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with actions, suits or proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Company.

The Company has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require the Company to indemnify such directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by the Company or in its right, arising out of such person’s services as a director or officer of the Company, any of its subsidiaries or any other company or enterprise to which the person provides services at the Company’s request to the fullest extent permitted by law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York Mellon.

NASDAQ Global Select Market Listing

Our common stock (together with the associated preferred stock purchase rights) is listed on the NASDAQ Global Select Market under the symbol “UTHR.”

PLAN OF DISTRIBUTION

This prospectus relates to shares of common stock that we may offer and issue from time to time in connection with future acquisitions of other businesses, assets or securities by us or our subsidiaries.  We will determine the amount and type of consideration to be offered and the other specific terms of each acquisition by us or our subsidiaries following negotiation with the owners or controlling persons of the businesses, assets or securities to be acquired. The consideration for any such acquisition may consist of shares of our common stock or a combination of common stock, cash, notes, other securities or assumption of liabilities. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries.

We expect that the shares of common stock issued in connection with these transactions will be valued at a price reasonably related to the market value of our common stock either at the time an agreement is reached regarding the terms of the acquisition, at the time we issue the shares, or during some other negotiated period.

This prospectus may be supplemented to furnish the information necessary for a particular negotiated transaction and the registration statement of which this prospectus is a part will be amended or supplemented, as required, to supply information concerning an acquisition.

We will pay all expenses of offerings made pursuant to this prospectus. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon by Gibson, Dunn & Crutcher LLP, Washington, D.C., counsel to the Company.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of our internal control over financial reporting as of December 31, 2010, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, are incorporated by reference in reliance on Ernst & Young LLP’s reports, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-4 that we filed with the SEC registering the securities that may be offered and sold hereunder. The registration statement, including exhibits thereto, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement, including any applicable prospectus supplement, for further information about us and these securities.

We file annual, quarterly and special reports and other information with the Commission. Our Internet website address is http://www.unither.com. The information contained on our website does not constitute a part of this prospectus.  Our Commission filings are available free of charge through our Internet website as soon as reasonably practicable after they are filed or furnished to the Commission.  Our Commission filings are also available to the public over the Internet at the Commission’s website at http://www.sec.gov. Unless specifically listed below, the information contained on the Commission’s website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus. You may also read and copy any document we file with the Commission at the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for additional information about the operation of the public reference room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN AND MAY NOT BE DELIVERED WITH THIS PROSPECTUS.  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE DOCUMENTS THAT WE HAVE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.  WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM OR IN ADDITION TO THE INFORMATION CONTAINED IN THIS DOCUMENT AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

We are incorporating by reference in this prospectus certain information that we have filed or will file with the Commission, which means that we are disclosing important information by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934  after the date of this prospectus through the completion of this offering:

•                  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which we filed with the Commission on February 24, 2011 (including the portions of our proxy statement for our 2011 annual meeting of shareholders incorporated by reference therein);

•                  Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, which we filed with the Commission on April 28, 2011;

•                  The Current Reports on Form 8-K that we filed with the Commission on February 4, 2011 and March 18, 2011;

•                  The description of our common stock contained in our registration statement on Form 8-A/A filed with the Commission on May 2, 2011; and

•                  The description of our preferred stock purchase rights (which trade with our common stock) contained in our registration statement on Form 8-A filed with the Commission on January 2, 2001, as amended by Amendment No. 1 thereto filed with the Commission on July 3, 2008.

Nothing in this prospectus shall be deemed to incorporate information furnished, but not filed, with the Commission pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit.

Any statements made in future Commission filings that are incorporated by reference into this prospectus will automatically update this prospectus, and any statements made in this prospectus update and supersede the information contained in past Commission filings incorporated by reference into this prospectus.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, including any beneficial owner, a copy of any and all of the documents referred to herein that are summarized in this prospectus, if such person makes a written or oral request directed to United Therapeutics Corporation, 1040 Spring Street, Silver Spring, Maryland 20910, Attn: Investor Relations, telephone (301) 608-9292.

Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by Delaware law, the Company’s Amended and Restated Certificate of Incorporation (Charter) provides that no director will be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for (a) any breach of duty of loyalty to the Company or its shareholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) willful or negligent violations of certain provisions of the Delaware General Corporation Law (DGCL) imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (d) for any transaction from which the director derived an improper personal benefit.

The Company’s Charter and Second Amended and Restated By-laws (By-laws) provide that the Company must indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by Delaware law. Pursuant to Section 145 of the DGCL, the Company generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify or advance expenses authorized thereby is not exclusive of any rights granted under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company believes that indemnification under its certificate of incorporation and by-laws covers negligence and gross negligence on the part of indemnified parties. The Company also has the power to purchase and maintain insurance for such directors and officers, and currently maintains an insurance policy that, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with actions, suits or proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Company.

The Company has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require the Company to indemnify such directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by the Company or in its right, arising out of such person’s services as a director or officer of the Company, any of its subsidiaries or any other company or enterprise to which the person provides services at the Company’s request to the fullest extent permitted by law.

The foregoing discussion of the Company’s Charter and By-laws and Section 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by each of those documents and that statute.

Item 21.   EXHIBITS AND FINANCIAL STATEMENTS

(a)                                  EXHIBITS

See Exhibit Index attached hereto and incorporated herein by reference.

(b)                                  FINANCIAL STATEMENT SCHEDULES

Schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements incorporated by reference and therefore has been omitted.

ITEM 22.   UNDERTAKINGS.

(a)                                  The undersigned Registrant hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                  That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be a part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)                                  That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                                     Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)                                  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)                               The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)                              Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)                                 The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)                                 The undersigned Registrant hereby undertakes as follows:

(1)                                  that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(2)                                  that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f)                                    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.  This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)                                 The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Silver Spring, State of Maryland, on May 2, 2011.

UNITED THERAPEUTICS CORPORATION

By:	/s/ Martine A. Rothblatt
Martine A. Rothblatt, Ph.D.
Chairman of the Board and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martine A. Rothblatt, Ph.D., John M. Ferrari and Paul A. Mahon, and each of them, with full power of substitution and full power to act without the others, his or her true and lawful attorney-in-fact and agent, to act for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file this Registration Statement and any subsequent registration statement and all amendments thereto, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney may be signed in any number of counterparts, each of which shall constitute an original and all of which, taken together, shall constitute one Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

Name	Title	Date

/s/ Martine A. Rothblatt	Chairman of the Board and Chief Executive Officer	April 27, 2011
Martine A. Rothblatt, Ph.D.	(Principal Executive Officer)

/s/ John M. Ferrari	Chief Financial Officer and Treasurer	April 27, 2011
John M. Ferrari	(Principal Financial Officer and Principal Accounting Officer)

/s/ Roger A. Jeffs	President, Chief Operating Officer and Director	April 27, 2011
Roger A. Jeffs, Ph.D.

/s/ Christopher Causey	Director	April 27, 2011
Christopher Causey

Name	Title	Date

/s/ Raymond A. Dwek	Director	April 27, 2011
Raymond A. Dwek, F.R.S.

/s/ Richard Giltner	Director	April 27, 2011
Richard Giltner

/s/ R. Paul Gray	Director	April 27, 2011
R. Paul Gray

/s/ Raymond Kurzweil	Director	April 27, 2011
Raymond Kurzweil

/s/ Christopher Patusky	Director	April 27, 2011
Christopher Patusky

/s/ Louis W. Sullivan	Director	April 27, 2011
Louis W. Sullivan, M.D.

/s/ Tommy G. Thompson	Director	April 27, 2011
Tommy G. Thompson

EXHIBIT INDEX

Exhibit Number	Description

3.1*	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form S-1 (Registration No. 333-76409))

3.2*

Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K, filed on June 28, 2010)

3.3*	Second Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008)

3.4*

Form of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit A to Exhibit 4 of the Registrant’s Current Report on Form 8-K, filed December 18, 2000)

4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3

4.2*

First Amended and Restated Rights Agreement dated as of June 30, 2008, by and between the Registrant and The Bank of New York Mellon, as Rights Agent, which includes as Exhibit B the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K, filed on July 3, 2008)

4.3*

Form of the Registrant’s Common Stock certificate (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form S-3 filed on December 22, 2006 (Registration No. 333-139631))

5.1	Legal opinion of Gibson, Dunn & Crutcher LLP regarding the legality of the securities being registered under this registration statement

23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

24	Power of Attorney (included on the signature page of this registration statement)

* Previously Filed.